

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

>   **Re: Boxabl Inc.**
>   **Amended Form 1-A Filed May 26, 2021**
>   **Response Letter Dated June 24, 2021**
>   **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Response Letter Dated June 24, 2021

Our Customers , page 25

1.   We note your response to comment 1. It appears that the projected per unit retail price of $50,000 and deposits for 4,700 casitas would result in less than a quarter of the more than $1 billion referenced on page 25. Please revise to clarify the statement that the purchase of a single Casita by "each of those potential customers represents potential revenue of more than $1 billion." It is unclear if the $1 billion assumes that a certain percentage of the "potential customers" that have not paid a deposit will end up buying casitas, and it is unclear what the underlying assumptions are for any such percentage.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.